

January 14, 2014

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
500 Newport Center Drive
Newport Beach, California 92660

> **Re:** **Acacia Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your letter dated December 6, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Valuation of Long-lived and Intangible Assets, page 33

1. We note your disclosure on page F-12 that you review patents for potential impairment on a quarterly basis, and use the expected undiscounted future cash flows to evaluate them for recoverability. Please tell us how you determine the expected undiscounted future cash flows for your patents. Please also tell us how you determine the estimated fair value of the patents. In your response, please include the valuation technique and assumptions you used to determine the estimated fair value and also, given the significance of the patents on your balance sheet as of December 31, 2012, tell us your

consideration for including this information in your critical accounting policy disclosure. Refer to Section V. of SEC Release No. 33-8350.

Comparisons of the Results of Operations for Fiscal Years 2012, 2011 and 2010

Revenues and Other Operating Income

Revenues, page 35

2.   We note your disclosure regarding the significant licensees that account for a significant amount of your revenue for each year presented. Please tell us the terms, in number of years, for each of the agreements with these licensees. Please also tell us your consideration for disclosing this information as this could be considered material information in understanding of the company's results of operations as well as trends or demands in future periods. Refer to Section I. of SEC Release No. 33-8350.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief